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News Release	No. 16-331
October 24, 2016

PLATINUM GROUP METALS ANNOUNCES US$40 MILLION BOUGHT DEAL FINANCING

VANCOUVER, BRITISH COLUMBIA -- (Marketwired) -- 10/24/16 -- Platinum Group Metals Ltd., (TSX:PTM)(NYSE MKT:PLG) (the "Company" or "Platinum Group Metals") has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets under which the underwriters have agreed to buy on a bought deal basis 22,230,000 common shares of the Company (the "Common Shares"), at a price of US$1.80 per Common Share for gross proceeds of US$40,014,000 (the "Offering"). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about November 1, 2016 and is subject to customary closing conditions including, but not limited to, Toronto Stock Exchange and NYSE MKT approvals.

The net proceeds of the Offering will be used for (i) underground development and production ramp-up of the Project 1 Maseve Platinum Mine, (ii) working capital during start-up, (iii) repayment of all or a portion of the US$5 million second advance received by the Company under the amended and restated credit agreement dated October 11, 2016 between the Company and Sprott Resource Lending Partnership, among other lenders, and (iv) general corporate purposes.

The Offering is being made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission (the "SEC") and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Quebec. A prospectus supplement relating to the Offering has been filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec.

A copy of the prospectus supplement and base shelf prospectus relating to the Offering in Canada may be obtained by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca. A copy of the prospectus supplement and base shelf prospectus relating to the Offering in the United States may be obtained by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 "Maseve" platinum mine and the exploration and feasibility engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the terms, potential completion and the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to closing of the Offering including, but not limited to, obtaining Toronto Stock Exchange and NYSE MKT approvals; that the Offering may not be completed on the terms and timeline indicated, or at all; that the Company's use of proceeds of the Offering may differ from those indicated; additional financing requirements; the Company's ability to comply with the terms of its indebtedness; cash flow risks; risks of delays in the production ramp-up of Project 1; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, including the registration statement, base shelf prospectus and prospectus supplement relating to the Offering, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Platinum Group Metals Ltd., Vancouver
R. Michael Jones
President
Platinum Group Metals Ltd., Vancouver
Kris Begic
VP, Corporate Development
(604) 899-5450 / Toll Free: (866) 899-5450